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                            June 5, 2023

       Joseph La Rosa
       Chief Executive Officer
       La Rosa Holdings Corp.
       1420 Celebration Blvd.
       2nd Floor
       Celebration, FL 34747

                                                        Re: La Rosa Holdings
Corp.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed May 19, 2023
                                                            File No. 333-264372

       Dear Joseph La Rosa:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-1

       Use of Proceeds, page 38

   1. You state that you will receive net proceeds of $2,791,000; however, based on the cover page table you will
receive net proceeds of $4,600,000. Please revise here and on page
                                                        10.
       Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 64

   2. The footnotes contained in Note 3. Adjustments to the Unaudited Pro Forma Condensed
                                                        Combined Statements of
Operations for the three-month period ending March 31, 2023, appear to detail the
adjustments for the year ending December 31, 2022. Please clarify or revise.
 Joseph La Rosa
La Rosa Holdings Corp.
June 5, 2023
Page 2
Consolidated Statements of Equity (Deficit), page F-34

3. Please tell us how you determined your Series A Preferred Stock should be classified as equity rather than as a liability. Refer to ASC 480-10-25-14(a).
Item 16. Exhibits and Financial Statement Schedules, page II-6

4. In the legal opinion filed as exhibit 5.1, please have counsel also opine on the shares being sold for resale.
       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameJoseph La Rosa
                                                            Division of
Corporation Finance
Comapany NameLa Rosa Holdings Corp.
                                                            Office of Real
Estate & Construction
June 5, 2023 Page 2
cc:       Ross David Carmel, Esq.
FirstName LastName